SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                          ----------------------------

                                  SCHEDULE 13G

                  INFORMATION STATEMENT PURSUANT TO RULE 13d-1
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          POPSTAR COMMUNICATIONS, INC.
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                                (Name of Issuer)



                  Restricted Common Stock with $0.001 par value
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                         (Title of Class of Securities)



                                   766169 10 6
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                                 (CUSIP Number)


                              Chun Shun Johnson Ko
          Rm. 6301-06, The Center, 99 Queen's Road Central, Hong Kong
                                (852) 2585-7100
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      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications


                                November 15, 2000
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             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1(b)

         |X| Rule 13d-1(c)

         |_| Rule 13d-1(d)



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CUSIP No.                              13G                     Page 2 of 5 Pages
766169 10 6

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1     Name Of Reporting Persons
      I.R.S. Identification Nos. Of Above Persons
      Chun Shun Johnson Ko
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2     Check The Appropriate Box If A Member Of A
        Group (See Instructions)                                     (a) |_|
                                                                     (b) |_|
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3     SEC Use Only
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4     Citizenship Or Place Of Organization
      Hong Kong
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                5     Sole Voting Power
 NUMBER OF            3,332,500(1) common shares
                ----------------------------------------------------------------
  Shares        6     Shared Voting Power
Beneficially          0
                ----------------------------------------------------------------
 Owned By       7     Sole Dispositive Power
   Each               3,332,500(1) common shares
                ----------------------------------------------------------------
 Reporting      8     Shared Dispositive Power
Person With           0
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9     Aggregate Amount Beneficially Owned By Each Reporting Person
      3,332,500(1) common shares
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10    Check If The Aggregate Amount In Row (9) Excludes Certain Shares
        (See Instructions)
                                                                            |_|
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11    Percent Of Class Represented By Amount In Row 9
      14.2%(2)
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12    Type Of Reporting Person (See Instructions)
      IN
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------------------------------
(1) Includes 332,500 shares of common stock directly owned by the reporting person and 3,000,000 shares in aggregate as described in Item 7 below.

(2) Shares of stock subject to options currently exercisable are deemed outstanding for purposes of computing the percentage of the person holding such options. Therefore, the percentage represented is the total 3,332,500 shares held directly and indirectly as a percentage of 23,452,000 shares outstanding, which includes the 1,500,000 subject to the reporting person's indirectly held options.

CUSIP No.                              13G                     Page 3 of 5 Pages
766169 10 6
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Item 1  (a).  Name of Issuer:
              POPSTAR COMMUNICATIONS, INC.

Item 1  (b).  Address of Issuer's Principal Executive Offices:
              107 East 3rd Avenue, Vancouver, B.C.
              Canada V5T 1C7

Item 2  (a).  Name of Person Filing:
              Chun Shun Johnson Ko

Item 2  (b).  Address of Principal Business Office or, if None, Residence:
              Rm 6301-06 The Center, 99 Queen's Road Central
              Hong Kong

Item 2  (c).  Citizenship:
              Hong Kong

Item 2  (d).  Title of Class of Securities:
              Restricted Common Stock par value $0.001 per share

Item 2  (e).  CUSIP Number:
              766169 10 6

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
        (c), check whether the person filing is a:

          (a)  |_| Broker or dealer registered under Section 15 of the Act,

          (b)  |_| Bank as defined in Section 3(a)(6) of the Act,

          (c)  |_| Insurance Company as defined in Section 3(a)(19) of the Act,

          (d)  |_|  Investment   Company  registered  under  Section  8  of  the
               Investment Company Act,

          (e) |_| Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

          (f) |_| Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund;

          (g)  |_|   Parent   Holding   Company,   in   accordance   with   Rule
               13d-1(b)(ii)(G);

          (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940,

          (j)  |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).



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CUSIP No.                              13G                     Page 4 of 5 Pages
766169 10 6
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Item 4.   Ownership.

          (a)  Amount beneficially owned:
               3,332,500(1)

          (b)  Percent of class:
               14.2%(2)

          (c)  Number of shares as to which such person has:

              (i)   Sole power to vote or to direct the vote
                        3,332,500(1) common shares

              (ii)  Shared power to vote or to direct the vote
                        0

              (iii) Sole power to dispose or to direct the disposition of
                        3,332,500(1) common shares

              (iv)  Shared power to dispose or to direct the disposition of
                        0

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.
                Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

(i) Shares held by iTeleway Inc., a British Virgin Islands corporation. Universal Appliances Limited ("UAL") has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition over shares held by iTeleway Inc. In UAL, Mr. Ko has directly and indirectly more than a 10% holding and is UAL's chairman of the board. Includes 750,000 shares of common stock subject to options currently exercisable by iTeleway and 750,000 shares of common stock. Refer to Exhibit 1 (attached).

(ii) Shares held by Prime Star Asia Limited, a British Virgin Islands corporation. UAL has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition over shares held by Prime Star Asia Limited. In UAL, Mr. Ko has directly and indirectly more than a 10% holding and is UAL's chairman of the board. Includes 750,000 shares of common stock subject to options currently exercisable by Prime Star Asia Limited and 750,000 shares of common stock. Refer to Exhibit 2 (attached).


Item 8.   Identification and Classification of Members of the Group.
                Not applicable

Item 9.   Notice of Dissolution of Group.
                Not applicable

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer or the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Item 11.  Exhibits

          Exhibit
          Number                Description
          ------                -----------
            1                   Front page of iTeleway Inc.'s electronically
                                filed 13G/A

            2                   Front page of Prime Star Asia Limited's
                                electronically filed 13G/A

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(1)  Includes  332,500  shares of common stock  directly  owned by the reporting person and 3,000,000 shares in aggregate as described in Item 7 below.

(2) Shares of stock subject to options currently exercisable are deemed outstanding for purposes of computing the percentage of the person holding such options. Therefore, the percentage represented is the total 3,000,000 shares held directly and indirectly as a percentage of 23,452,000 shares outstanding, which includes the 1,5000,000 subject to the reporting person's indirectly held options.


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CUSIP No.                              13G                     Page 5 of 5 Pages
766169 10 6
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      /s/ Chun Shun Johnson, KO
                                      -----------------------------------------
                                      By: Chun Shun Johnson, KO

                                      Date:  November 24, 2000